UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 53306 / February 15, 2006

ADMINISTRATIVE PROCEEDING
File No. 3-12198

In the Matter of **MEGA-C POWER CORPORATION f/k/a NET CAPITAL VENTURES CORPORATION,** **Respondent.**	**ORDER INSTITUTING PROCEEDINGS, MAKING FINDINGS, AND REVOKING REGISTRATION OF SECURITIES PURSUANT TO SECTION 12(j) OF THE SECURITIES EXCHANGE ACT OF 1934**

I.

The Securities and Exchange Commission ("Commission") deems it necessary and appropriate for the protection of investors that proceedings be, and hereby are, instituted pursuant to Section 12(j) of the Securities Exchange Act of 1934 ("Exchange Act"), against Mega-C Power Corporation (f/k/a Net Capital Ventures Corporation) ("Mega-C" or "Respondent").

II.

In anticipation of the institution of these proceedings, Respondent has submitted an Offer of Settlement (the "Offer") which the Commission has determined to accept. Solely for the purpose of these proceedings and any other proceedings brought by or on behalf of the Commission, or to which the Commission is a party and without admitting or denying the findings herein, except as to the Commission's jurisdiction over it and the subject matter of these proceedings, Respondent consents to the entry of this Order Instituting Proceedings, Making Findings, and Revoking Registration of Securities Pursuant to Section 12(j) of the Securities Exchange Act of 1934 ("Order"), as set forth below.

III.

On the basis of this Order and Respondent's Offer, the Commission finds that:

1.   Mega-C (CIK No. 0001137157) a Nevada corporation with its executive offices in Las Vegas, Nevada, is presently inactive but previously was a research and development company for certain energy storage technology. At all times relevant to this proceeding, the common stock of Mega-C has been registered under Exchange Act Section 12(g). An involuntary Chapter 11 bankruptcy petition was filed on April 6, 2004, and an

Order for Relief was entered on May 13, 2004, thereby granting Respondent relief under Chapter 11 of Title 11 of the United States Code.

2.   Mega-C has failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder, while its common stock was registered with the Commission in that it has not filed any required Annual Reports on Form 10-KSB for any fiscal year since the filing of a Form 10-SB on April 10, 2001, or any required quarterly reports on Form 10-QSB since the filing of such Form 10-SB.

IV.

Section 12(j) of the Exchange Act provides as follows:

> The Commission is authorized, by order, as it deems necessary or appropriate for the protection of investors to deny, to suspend the effective date of, to suspend for a period not exceeding twelve months, or to revoke the registration of a security, if the Commission finds, on the record after notice and opportunity for hearing, that the issuer of such security has failed to comply with any provision of this title or the rules and regulations thereunder. No member of a national securities exchange, broker, or dealer shall make use of the mails or any means or instrumentality of interstate commerce to effect any transaction in, or to induce the purchase or sale of, any security the registration of which has been and is suspended or revoked pursuant to the preceding sentence.

In view of the foregoing, the Commission finds that it is necessary and appropriate for the protection of investors to impose the sanction specified in Respondent's Offer.

Accordingly, it is hereby ORDERED, pursuant to Section 12(j) of the Exchange Act, that registration of each class of Respondent's securities registered pursuant to Section 12 of the Exchange Act be, and hereby is, revoked.

By the Commission.

Nancy M. Morris
Secretary